

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



May 2, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/2/2005

Stephen H. Shalen
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Re: Abercrombie & Fitch Co.
Incoming letter dated February 15, 2005

Dear Mr. Shalen:

This is in response to your letters dated February 15, 2005 and April 13, 2005 concerning the shareholder proposal submitted to A&F by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated March 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 609
New York, NY 10007-2341

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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E-Mail: sshalen@cgsh.com

February 15, 2005

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Intention to Omit City of New York Office of the Comptroller Stockholder Proposal Submitted for Inclusion in Abercrombie & Fitch Co. 2005 Annual Proxy Statement

Ladies and Gentlemen:

We are writing on behalf of our client Abercrombie & Fitch Co., a Delaware corporation (the "Company"), regarding the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the City of New York Office of the Comptroller (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, by letter dated December 1, 2004, for inclusion in the Company's proxy statement for its 2005 annual meeting of stockholders (the "Proxy Statement").*

*As we have discussed with the Staff, this identical request was previously submitted on January 24, 2005, and is now being resubmitted to delete certain immaterial data that was inadvertently included with the January submission. Because this submission is substantively unchanged from the January submission, we respectfully ask that it not be considered a new request for purposes of the eighty-day requirement described in Rule 14a-8(j)(1)

The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: The shareholders of Abercrombie & Fitch Co. ("A&F") request the Board of Directors (the "Board") to adopt a policy requiring that stock options, which are granted as compensation to senior executives, are performance-based.
>
> BE IT FURTHER RESOLVED: For the purpose of this proposal, performance-based stock options are defined as any of the following:
>
> (1) Performance Vesting Stock Options – grants which do not vest or become exercisable unless specific stock price or business performance goals are met.
>
> (2) Index Options – grants with a variable option exercise price geared to a relative external measure such as a comparable peer group or Standard & Poor's industry index.
>
> (3) Performance Accelerated Stock Options – grants whose vesting is accelerated upon achievement of specific stock price or business performance goals.

In accordance with Rule 14a-8, we hereby respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement for the following, separately sufficient, reasons:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal of the Company (the "Company Proposal") to be presented for stockholder approval at the Company's 2005 annual meeting;

2. Pursuant to Rule 14a-8(i)(3), the Supporting Statement may be omitted in whole or in part because it contains false and misleading statements, and the Proposal may be omitted because it is impermissibly vague; and

3. Pursuant to Rule 14a-8(i)(2), the Proposal may be omitted because its implementation would require the Company to violate state law, and thus may

---

promulgated under the Securities Exchange Act of 1934, as amended. Alternatively, if it is considered a new request, we ask that the relief described in Rule 14a-8(j)(1) from the eighty-day requirement be granted.

also be omitted pursuant to Rule 14a-8(i)(6) because it is beyond the power of the Company to lawfully implement.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and its attachments, a copy of which is being delivered on this date to the Proponent informing them of the Company's intention to omit the Proposal from the Proxy Statement.

I. The Proposal may be omitted pursuant to Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has on numerous occasions allowed a company to omit an executive compensation-related proposal because the shareholder proposal conflicted with a company proposal to be presented at the same meeting.

For example, a proposal by an institutional investor that senior executive equity compensation awards be prospectively limited to time and performance-based restricted stock grants, and that the use of stock options be discontinued, was deemed by the Staff in direct conflict with a company proposal to increase the number of its shares authorized for issuance under stock options to be granted under an existing company plan. Goodrich Corporation (Jan. 27, 2004). Similarly, a stockholder proposal that the board of directors of AOL Time Warner Inc. adopt a policy prohibiting future stock option grants to senior executives was found to conflict with a management proposal that shareholders approve a stock option plan under which all employees, including senior executives, could be awarded stock options. AOL Time Warner Inc. (Mar. 3, 2003); see also Baxter International Inc. (Jan. 6, 2003) (proposal to prohibit future stock option grants to senior executives conflicted with company proposal to implement incentive compensation plan providing for stock option grants to, among others, senior executives); First Niagara Financial Group, Inc. (Mar. 7, 2002) (proposal to replace senior executive stock option grants with cash bonuses conflicted with company proposal to implement omnibus equity compensation plan under which stock options could be awarded); and SBC Communications, Inc. (Feb. 2, 1996) (stockholder proposal that payment of executive compensation be based on improved corporate performance as evidenced by specific elements of company's financial statements conflicted with other detailed, specific performance criteria mandated by company's proposed plan).

The Company has been considering for some time the adoption of a new equity based plan ("Company Plan") that, if approved by the Board of Directors of the Company, would be submitted to shareholders for approval at the Company's 2005 annual meeting. A key component of the Company Plan under consideration is time-based (as opposed to performance-based) stock options. The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") believes that time-based options are in the best interests of the Company and its shareholders as they play an important role in the ability of the Company to attract and retain key executives and other employees. In this regard, the Company operates in a highly competitive industry, has a young work force and is located in a geographic area seen as less desirable by some potential employees. Moreover, performance is already reflected in the decision to grant options as both the grant and the number of options are based on an employee's achievements and the return on any option is dependent upon the performance of the Company's stock price. In addition, the Company's compensation policies relating to promotion and incentive compensation are highly performance-based.

The Compensation Committee, at its meeting on January 19, 2005, with the advice of its compensation consultant, Pearl Meyer & Partners, determined that it would recommend to the Board of Directors that the proposed Company Plan provide, among other things, only for time-based stock options. We will supplementally notify the staff upon the Board's approval of the proposed Company Plan.

Thus, since the Proposal would appear to require the Company to base any one or more of the vesting, exercise date and potential option spread of compensatory stock options granted to senior executives on the achievement of (or failure to achieve) certain performance criteria, it directly conflicts with the proposed Company Plan under which (i) the sole and exclusive basis for determining the exercisability of stock options will be the passage of a specific period of time or the occurrence or non-occurrence of certain specific, non-performance related events (e.g., death, disability, termination of employment or a change in control), and (ii) the exercise price of stock options will be based solely and exclusively on the fair market value of a share of the Company's common stock on the date of grant.

It is important to note that the direct and unavoidable conflict between the Proposal and the Company Proposal is clearly distinguishable from proposals that future stock option grants to senior executives be performance-based under plans granting broad authority to apply any or no performance criteria. See, e.g., Goldman Sachs Group, Inc. (Jan. 3, 2003); Texas Instruments Incorporated (Jan. 8, 2003); Safeway Inc. (Mar. 10, 2003); Kohl's Corporation (Mar. 10, 2003). In those cases, the application of performance criteria was specifically contemplated (or at least permitted) by the governing plan documents on a discretionary grant-by-grant basis, even if such application was not mandated by the plan. Under the proposed Company Plan, the vesting and exercise date of stock options cannot be accelerated, triggered or delayed by anything other than the passage of time or the occurrence of certain specific, non-performance based events, and the exercise price of options will be solely a function of the fair market value of the underlying security on the date of grant. The plan administrator will have no discretion with respect to these matters.

Based on the foregoing, we believe that the Proposal directly conflicts with the Company Proposal, and that the Proposal may therefore be omitted pursuant to Rule 14a-8(i)(9).

II. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it contains false and misleading statements, and the Proposal itself is impermissibly vague.

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9, in turn, prohibits materially false or misleading statements in proxy materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991).

The Staff has on repeated occasions concluded that executive compensation-related proposals were impermissibly vague, and thus excludable, from company proxy materials. See, e.g., Safescript Pharmacies, Inc. (Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (Nov. 26, 2003) (proposal requesting that "compensation" for executives be based on stock growth was seemingly contradicted by the supporting statement, and terms used to refer to affected class not defined); Pfizer Inc. (Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price" impermissibly vague for failure to clarify "highest stock price" and the possible retroactive scope of the proposal); General Electric Co. (Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" impermissibly vague for failure to define critical terms); and General Electric Co. (Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors" impermissibly vague for failure to define key terms).

In the instant case, we believe that the Supporting Statement contains numerous statements that are materially false or misleading and that the Proposal itself is impermissibly vague.

First, the Supporting Statement focuses exclusively on the historical equity compensation of Michael Jeffries, Chief Executive Officer of the Company, while the Proposal itself purports to apply to all "senior executives." The implication of the Supporting Statement is both irresponsible and incorrect --- that the duties, responsibilities and appropriate compensation level of Mr. Jeffries are indistinguishable from those of other members of management, and this important inaccuracy renders the entire Supporting Statement materially false and misleading.

Second, the Supporting Statement purports to quote a columnist for the Bloomberg News, characterizing as a "free grant" an element of Mr. Jeffries' compensation that was bargained for in good faith in connection with the negotiation of his existing employment agreement. By repeating this inaccurate and misleading characterization, and ignoring the fact that Mr. Jeffries agreed, in exchange for this one-time grant, to forego participation in any Company plan under which he could otherwise have been granted restricted stock, the Proponent has authored a materially false and misleading statement. This error is compounded by the Proponent's failure to acknowledge that Mr. Jeffries will not vest in the underlying stock until December 31, 2008, and will forfeit the stock if he does not remain continuously employed by the Company through that date.

Third, significant elements of the Proposal are themselves so vague as to provide an independent basis for exclusion:

- Paragraph (1) discusses options that "do not vest or become exercisable," but the Proposal does not define the term "vest," nor does it explain how "vesting" might be different from "exercisability," nor does it explain how either "vest" or "exercisable," as used in Paragraph (1), differ from the concept of "acceleration" of "vesting" in Paragraph (3).

- Paragraphs (1) and (3) are overlapping and inconsistent, and it is not clear how a plan could be designed to reconcile the inconsistencies.

- While the Proposal may be intended to request that certain events (vesting or exercisability or acceleration) happen on the achievement of a specific stock price or business performance goal, the Proposal is fatally vague as to which stock's price, which level of stock price or which business performance goal or level of business performance goal should be used to develop the requested triggers. As a result, different shareholders considering the Proposal would likely have completely different understandings of the Proposal. Which understanding is the Company to adopt and implement? The Company cannot be placed in a position in which it must divine the meaning of a proposal approved by shareholders.

- It is unclear whether the Proposal contemplates that the stock price trigger will be the Company's stock price or the stock price of a competitor or one or more peer companies. If the stock price referred to in Paragraphs (1) and (3) is the stock price of the Company, must the goal be that the stock price increase or can it be based upon the performance of the Company's stock compared to the stock of a peer group? If it can be based on the performance of the Company compared to a peer group, then Paragraphs (1) and (3) appear to overlap in purpose with Paragraph (2).

- Paragraph (2) indicates that the grant must have a variable option price "geared" to an external measure. There is no definition of the term "geared". Does "geared" mean that the price must move upward and downward with a one to one correspondence? Would the Company be prohibited from setting a minimum exercise price? If the Proposal requires that the price must be decreased below the fair market value of the company's stock on the date of grant, that requirement may have serious implications for the ability of the Company to grant options in light of the recently enacted Section 409A of the Internal Revenue Code, which excludes options from the onerous penalty provisions of Section 409A if the option's price is set at no less than the fair market value on the date of grant. Again, different stockholders are likely to have different understandings of the elements of the Proposal they are asked to approve, and the Company would have no basis to reconcile these understandings if the Proposal were adopted.

- Finally, by way of additional illustration, the Proposal speaks of goals being "met" or "achieved". It is not clear what is intended by these terms; for example, if an option does not become "vested" or "exercisable" or "accelerated" unless the Company's stock price achieves $65, would the goals be met or achieved if the stock price were to rise to $65 and subsequently fall below $65? Does the Proposal require that the option become "un-vested" or "un-exercisable" or "un-accelerated" as a result of that event?

While the Company does not expect that the Proposal will be approved by shareholders, the Company believes that shareholders would have inadequate guidance to evaluate, and the Company would have inadequate guidance to implement, the vague, ambiguous and in some cases incomprehensible elements of the Proposal.

We believe that the Supporting Statement is false and misleading and the Proposal itself is impermissibly vague. If the Proposal is not omitted in its entirety, the Company believes that substantial portions of the Supporting Statement may be omitted.

III. Under Rule 14a-8(i)(2), the Proposal may be omitted because it would require the Company to violate state law, and thus may also be omitted pursuant to Rule 14a-8(i)(6) because it is beyond the power of the Company to lawfully implement.

Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows for a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Because contracts are a matter of state law, the Staff has noted that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has applied these rules to proposals involving executive compensation in several instances. Thus, for example, in The Gillette Company (Mar. 10, 2003), the Staff agreed that the adoption by shareholders of a proposal requiring that all future stock option grants to senior executives be performance-based could have caused the company to breach an existing employment agreement governing a grant of such options and was to that extent eligible for omission pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6). Similarly, in Sensar Corporation (May 14, 2001), the Staff allowed a company to exclude a proposal requiring the rescission of a previous grant of options on the basis of Rules 14a-8(i)(2) and 14a-8(i)(6), since it arguably would have triggered a breach of "existing contractual obligations" memorialized in the related option agreements. See also Safety 1st (Feb. 2, 1998) (proposal requiring repricing of options would violate bilaterally executed option agreements in contravention of state law).

The Proposal appears on its face to require that both past and future grants of stock options be made subject to performance criteria, and the Supporting Statement focuses exclusively and at length on equity compensation granted in the past to Chief Executive Officer Michael Jeffries. This grant was made to Jeffries under the Abercrombie & Fitch Co. 2002 Stock Option Plan for Associates, and was memorialized in an option agreement (the "Agreement," a copy of which is attached hereto as Exhibit B) governed by Delaware state law. The Agreement imposes no conditions on the vesting or exercise of the option, and the exercise price of the option is based solely on the fair market value of the underlying security on the date of grant. Any attempt to modify the terms and conditions of the Agreement to reflect the Proposal would violate the general rule of Delaware law that contracts may not be unilaterally modified. See, e.g., DeCecchis v. Evers, 174 A.2d 463 (Del. Super. 1961). (This violation is confirmed in the opinion of Richards, Layton & Finger, special Delaware counsel to the Company, attached hereto as Exhibit C.)

Accordingly, we believe that the Proposal may be omitted from the Proxy Statement pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) as an improper call for the Company to breach unilaterally an existing contract and thereby violate state law in contravention of its lawful authority.

IV. The Company may elect to exclude the name of the Proponent pursuant to Rule 14a-8(l)(1).

Rule 14a-(8)(l)(1) permits a company to exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included its name in the heading to the Proposal. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) section D.1. makes clear that the name of the proponent, even if included in the proposal or supporting statement, may be omitted. Therefore, the Company intends to omit the portion of the Proposal's heading containing the name of the Proponent. We request the Staff's concurrence that such language may be stricken from the Proposal.

* * * * * *

Conclusion

By copy of this letter, the Proponent is being notified that for the reasons set forth herein the Company intends to omit the Proposal and Supporting Statement from its Proxy Statement. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from its Proxy Statement. If we can be of assistance in this matter, please do not hesitate to call me or, in my absence, A. Richard Susko at (212) 225-2410.

Sincerely,



Stephen H. Shalen

Enclosures

cc: Gianna M. McCarthy - The City of New York Office of the Comptroller

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054
Attn: Corporate Secretary

Dear Corporate Secretary:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank, N.A. and Bank of New York certifying the Systems' ownership, for over a year, of shares of Abercrombie & Fitch Co. common stock are enclosed. The transition of the custodianship from Citibank, N.A. to the Bank of New York became effective as of April 1, 2004. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.



We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-3011.

Very truly yours,



Gianna M. McCarthy
Director, Corporate Governance

Enclosures

cc: Michael Jeffries

Granting Performance-Based Stock Options in Senior Executive Compensation

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the New York City Pension Funds

RESOLVED: The shareholders of Abercrombie & Fitch Co. ("A&F") request the Board of Directors (the "Board") to adopt a policy requiring that stock options, which are granted as compensation to senior executives, are performance-based.

BE IT FURTHER RESOLVED: For the purpose of this proposal, performance-based stock options are defined as any of the following:

(1) Performance Vesting Stock Options—grants which do not vest or become exercisable unless specific stock price or business performance goals are met.
(2) Index Options—grants with a variable option exercise price geared to a relative external measure such as a comparable peer group or Standard & Poor's industry index.
(3) Performance Accelerated Stock Options—grants whose vesting is accelerated upon achievement of specific stock price or business performance goals.

Supporting Statement

Institutional investors increasingly are urging that, in order to align the interests of executives with the interests of stockholders, stock options which are granted as a part of executive compensation packages are linked to goals of long term growth and superior performance.

We believe the Board has failed to provide adequate, and in some instances, any linkage between company performance and the compensation of its Chief Executive Officer Michael Jeffries ("Jeffries"). Jeffries, in comparison to his peers, ranks in the 100th percentile in annual total pay, an average of $22.9 million per annum over the past three fiscal years. (Graef Crystal*, Jeffries Takes Abercrombie & Fitch on Pay Ride, Bloomberg, August 4, 2004). A significant portion of this compensation are stock awards.

Relative to A&F's performance Crystal observed: "[f]or the one-, two-, three-, four-, and five-year time windows, all ended Dec 31, 2003, Abercrombie's total return ranked it at the 25th, 17th, 42nd, 25th and zero percentiles, respectively, compared with other retail CEOs.", noting the erratic performance of A&F. *Id.* During the period of 1999-2003, Jeffries' stock option strike prices (which equaled the price of the stock on the day of the grant) were $37.69, $44.00, $20.81, $15.56, $30.18, $29.47, $25, $26.60 and $26.98. *Id.* We, like Crystal, fail to see a cogent pattern or rationale for these strike prices given the performance of A&F.

Jeffries and A&F entered into an employment contract on January 30, 2003. *Id*. In that contract the Board gave Jeffries a *free share grant* worth *$27.9 million* at the time of its award. *Id*. In that contract, the Board further sweetened Jeffries stock option compensation by adding 2 million shares to an option grant made 11 months earlier. *Id*. On August 4, 2004 Crystal estimated the present value of that award to be *$30.5 million*. *Id*. Given A&F's stock performance over the period, we believe the compensation package is excessive and cannot be justified.

For these reasons, we urge shareholders to vote FOR this proposal.

*Graef Crystal is a leading expert in the area of executive compensation.

EXHIBIT B

Abercrombie & Fitch

STOCK AWARD

STOCK OPTION AGREEMENT
ACKNOWLEDGEMENT OF RECEIPT

This Stock Option Agreement is entered into by and between Abercrombie & Fitch (the "Company"), and the associate of the Company whose name appears below (the "Associate") in order to set forth the terms and conditions of Options granted to the Associate under The Abercrombie & Fitch Co. 2002 Stock Option Plan for Associates (The "Plan").

Associate's Name: MICHAEL JEFFRIES

Social Security #:

Address:

 # Options: 2,000,000

Date of Grant: 2/25/2002

Grant Price: $26.60

Option Type: NQ

Vesting: Shares vest over four years
25% / 25% / 25% / 25%

2003	500,000
2004	500,000
2005	500,000
2006	500,000

Subject to the attached Terms and Conditions and the terms of the Plan, which are incorporated herein by reference, the Company hereby grants to the Associate Options to purchase shares of Common Stock of the Company, as outlined above.

The Company and the Associate have executed this Agreement as of the Date of Grant set forth above.

ABERCROMBIE & FITCH



Seth R. Johnson, Executive Vice President / Chief Operating Officer

ASSOCIATE



ABERCROMBIE & FITCH CO.
2002 STOCK OPTION PLAN FOR ASSOCIATES

Abercrombie & Fitch Co. ("Abercrombie") is offering shares of our Class A Common Stock ("Common Stock"), together with related Series A Participating Cumulative Preferred Stock Purchase Rights ("Rights"), under our 2002 Stock Option Plan for Associates (the "Plan"). This prospectus is not available for reoffers or resales of securities acquired under the Plan.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

The rules and regulations of the Securities and Exchange Commission (the "SEC") allow us to incorporate information about Abercrombie and our financial condition into this prospectus by reference. This means that we can disclose information to you by referring you to other documents that we have filed with the SEC and information that we later file with the SEC will automatically update and supercede this information. The information incorporated by reference is considered to be a part of this prospectus.

We have incorporated by reference the following documents:

- Our Annual Report on Form 10-K for the fiscal year ended February 2, 2002.

- Our Quarterly Reports on Form 10-Q for the fiscal quarters ended May 4, 2002 and August 3, 2002.

- Our Current Report on Form 8-K, dated September 13, 2002 and filed with the SEC on that date.

- The description of our Common Stock included in our Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2002.

- The description of our Rights contained in our Form 8-A/A (Amendment No. 2) dated September 19, 2001 and filed with the SEC on that date, amending our Registration Statement on Form 8-A, dated July 21, 1998 and filed with the SEC on that date, as previously amended by Amendment No. 1 thereto, dated April 23, 1999 and filed with the SEC on April 26, 1999, or contained in any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus any definitive proxy statement or information statement that we may file with the SEC under Section 14 of the Securities Exchange Act of 1934 and all documents that we may file with the SEC under Section 13, 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the offering under the Plan.

Upon written or oral request, we will provide, without charge, to each person to whom this prospectus is delivered: (1) copies of the documents incorporated by reference into this prospectus but not delivered with this prospectus (excluding exhibits); (2) a copy of our annual report to stockholders for our latest fiscal year; (3) copies of all reports, proxy statements and other communications sent to our stockholders generally; and (4) additional information regarding the Plan and the committee of our board of directors which administers the Plan. Requests may be directed to Scott Sterling, 6301 Fitch Path, New Albany, Ohio 43054, telephone number (614) 283-6831.

The date of this prospectus is September 25, 2002

Description of the Plan

The following is a summary of the material provisions of the Plan but is not a complete description of all provisions of the Plan or its operation. The following is qualified in its entirety by reference to the provisions of the Plan and the terms and conditions of those provisions.

Introduction

The purpose of the Plan is to attract and retain the best available associates for Abercrombie and our subsidiaries. We seek to encourage the highest level of performance by these individuals, thereby enhancing the value of Abercrombie for the benefit of our stockholders. We expect the Plan will contribute to the attainment of these objectives by offering eligible associates the opportunity to acquire shares of our Common Stock, providing them with incentives to put forth maximum efforts for our success. The Plan provides for the grant to eligible associates of nonstatutory stock options ("NSOs") not intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended.

The Plan became effective on January 31, 2002, and, unless earlier terminated by our board of directors, will terminate on January 30, 2012.

The Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974.

Administration of the Plan

Our board has appointed a committee of two of its members to administer the Plan (the "Committee"). The current members of the Committee are Messrs. John W. Kessler (Chair) and Archie M. Griffin. The Committee has the full power in its discretion to grant NSOs under the Plan, to determine the eligible associates to whom NSOs will be granted and the price and terms of those NSOs, to interpret the provisions of the Plan and to take the actions it deems necessary or advisable for the administration of the Plan. The members of the Committee do not serve for fixed terms but may be appointed or removed at any time by our board. Officers of Abercrombie are authorized to implement the Plan in accordance with its terms and to take related actions of a ministerial nature.

Eligibility and participation

Our associates and those of our subsidiaries who are selected by the Committee are eligible to participate in the Plan. Participation in the Plan is at the discretion of the Committee and will be based upon the associates' present and potential contributions to our success and other factors which the Committee deems relevant.

Number of shares available under the Plan

The maximum number of shares available for issuance under the Plan is 5,000,000. As of September 25, 2002, 3,468,553 shares were subject to outstanding NSOs, and 1,531,447 shares remained available for future grants of NSOs. Shares delivered upon the exercise of NQOs will be made available from shares currently held or subsequently acquired by Abercrombie as treasury shares, including shares purchased in the open market or in private transactions. Shares attributable to NSOs which have not been fully exercised prior to termination for any reason will be available, to the extent not issued upon exercise, for subsequent grants under the Plan.

Under the terms of the Rights Agreement, dated as of July 16, 1998, as amended by Amendment No. 1 dated as of April 21, 1999 and supplemented by the Certificate of adjustment of number of Rights associated with each share of Class A Common Stock, dated May 27, 1999 (collectively, the "Rights Agreement"), between Abercrombie and National City Bank, as successor Rights Agent, we are required to issue .50 of a Right with each share of Common Stock that becomes outstanding under the Plan until the "Distribution Date" for the Rights (as defined in the Rights Agreement), at which date the Rights will commence trading separately from our shares.

Under specific circumstances, each whole Right may be exercised to purchase one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an initial exercise price of $250. The Rights initially will be attached to the shares of Common Stock. The Rights will separate from the shares and a Distribution Date will occur upon the earlier of

- the close of business on the tenth day after the date of the first public announcement that a person (other than Abercrombie or any of our subsidiaries or any of our subsidiaries' employee benefit plans) has acquired beneficial ownership of 20% or more of our outstanding shares of Common Stock and become an "Acquiring Person" or

- the close of business on the tenth business day (or a later date determined by our board before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer which would, if consummated, result in a person becoming an Acquiring Person.

The Rights are not exercisable until the Distribution Date.

At any time after any person becomes an Acquiring Person (but before the occurrence of any of the events described in the immediately following paragraph), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the exercise price of the Rights, a number of shares of Common Stock having a market value of twice the exercise price. At any time after any person becomes an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of our outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), our board may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per .50 Right.

If, after any person becomes an Acquiring Person,

- we are involved in a merger or other business combination in which we are not the survivor or our Common Stock is exchanged for other securities or assets, or

- we and/or one or more of our subsidiaries sells or otherwise transfers assets or earning power aggregating more than 50% of the assets or earning power of Abercrombie and our subsidiaries, taken as a whole,

then each Right (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the exercise price of the Rights, a number of shares of common stock of the other party to the business combination or sale (or in specified circumstances, an affiliate) having a market value of twice the exercise price.

The Rights, which do not have any voting rights, expire on July 16, 2008, and may be redeemed by us at a price of $.01 per whole Right at any time before a person becomes an Acquiring Person.

Terms and Conditions of NSOs

Exercise price

The exercise price of each NSO will be 100% of the fair market value of a share of our Common Stock on the grant date.

Exercise of NSOs

The Committee will determine the vesting schedule for a NSO at the time of grant. The Committee may, in its discretion, accelerate the exercisability of any NSO at any time. Each outstanding NSO will become fully exercisable upon the occurrence of a "change of control" of Abercrombie as defined under the Plan.

NSOs may be exercised by written notice to any individual designated from time to time by the Committee stating the number of shares of Common Stock to be purchased and tendering payment for those shares. The Committee may, in its sole discretion, accept cash or shares of Common Stock (valued at fair market value on the date of exercise) as payment for the exercise price of a NSO. As soon as reasonably practicable following the exercise of a NSO, a certificate representing the shares purchased, registered in your name, will be delivered to you.

Tax Withholding

Each NSO will provide for appropriate arrangements for the satisfaction of all tax withholding requirements applicable to the exercise of the NSO. If permitted by the Committee, you may elect to satisfy applicable withholding obligations by having shares otherwise issuable under the Plan withheld by us or by tendering shares already owned by you.

Term of NSOs

No NSO may be exercised more than ten years from its grant date.

Termination of NSOs

If your service as an associate is terminated for any reason other than your death or total disability, you may only exercise your vested NSOs. Those vested NSOs must be exercised within the time period specified in your option agreement and, in any event, before the tenth anniversary of the grant date.

If you become totally disabled for purposes of the Abercrombie & Fitch Co. Long-Term Disability Program (or any successor plan or program), all of your outstanding NSOs will become immediately exercisable in full. Your NSOs must be exercised within the first nine months that you receive benefits under our Disability Program and, in any event, before the tenth anniversary of the grant date.

If you die while employed by Abercrombie or one of our subsidiaries or within three months after the termination of your employment, all of your outstanding NSOs will become immediately exercisable in full by your estate or by the person who acquires the right to exercise your NSOs upon your death by bequest or inheritance. The NSOs must be exercised within one year after the date of your death or any other period which the Committee determines and, in any event, before the tenth anniversary of the grant date.

Nontransferability of NSOs

Your NSOs may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered otherwise than by will or the applicable laws of descent and distribution. Your NSOs may be transferred, however, pursuant to a qualified domestic relations order.

Adjustment upon changes in capitalization

If the number of outstanding shares of our Common Stock is changed by reason of a stock split, stock dividend, extraordinary cash dividend, subdivision or combination of our shares or other change in our corporate structure affecting our shares, the number of shares authorized under the Plan and the number of shares subject to each outstanding NSO will be adjusted proportionately and the exercise price of each outstanding NSO will be adjusted in a corresponding manner.

Amendment and termination

Our board of directors may suspend, amend, modify or terminate the Plan. NSOs granted before the Plan is terminated will continue in accordance with their terms following termination of the Plan. No amendment, modification, suspension or termination of the Plan will adversely affect your rights in outstanding NSOs without your consent.

Written agreement

Each grant of NSOs will be evidenced by a written agreement describing the terms and conditions of the grant. In the event of any conflict between your NSO agreement and the terms of the Plan, the terms of the Plan will govern.

Fair market value

"Fair market value" for purposes of the Plan will be the closing price of our Common Stock for the date in question as reported on the principal exchange on which it is listed (currently, the New York Stock Exchange). If there were no sales on that date, the closing price on the most recent prior date on which there were sales, will be used.

Federal Income Tax Consequences

Based on current provisions of the Internal Revenue Code and the existing regulations thereunder, the anticipated federal income tax consequences in respect of NSOs granted under the Plan are described below. The following discussion is not intended to be a complete statement of applicable law and is based upon the federal income tax laws in effect on the date of this prospectus. Since tax law is subject to change and since the application of tax law may vary depending upon the facts applicable to each taxpayer, we suggest you consult with your own tax advisor before taking action with respect to NSOs granted to you under the Plan.

There will be no Federal income tax consequences to you or us upon the grant of a NSO under the Plan. Upon exercise of a NSO, you will be required to recognize ordinary income in an amount equal to the excess of (i) the fair market value, on the exercise date, of the acquired shares over (ii) the exercise price of the NSO. We will, as a general rule, be entitled to an income tax deduction in the same amount, so long as the requirements of Section 162(a) and Section 162(m) of the Internal Revenue Code are satisfied.

Special rules, summarized below, may apply to you if you are subject to Section 16 of the Exchange Act.

Payment in Shares

If you exercise a NSO by surrendering shares already owned by you ("Old Shares"), the following rules apply:

- To the extent the number of shares acquired ("New Shares") exceeds the number of Old Shares exchanged, you will recognize ordinary income on the receipt of the additional shares in an amount equal to the fair market value of the additional shares less any amount paid for them and we will be entitled to a deduction in an amount equal to the income recognized. The basis of the additional shares will be equal to the fair market value of the shares on the exercise date, and the holding period for the additional shares will commence on the date the NSO is exercised.

- To the extent the number of New Shares acquired does not exceed the number of Old Shares exchanged, no gain or loss will be recognized on the exchange, the basis of the New Shares received will be equal to the basis of the Old Shares surrendered, and the holding period of the New Shares received will include the holding period of the Old Shares surrendered.

Section 16 of the Exchange Act

If you are subject to Section 16 of the Exchange Act and receive shares upon exercise of a NSO, you will not recognize ordinary income at that time unless (i) an election is made by you under Section 83(b) of the Internal Revenue Code or (ii) the sale of the shares by you at a profit is no longer subject to Section 16(b) of the Exchange Act (generally six months following the grant date of the NSO). You will instead recognize ordinary income equal to the fair market value of the shares received (less the exercise price paid for the shares) on the first day that the sale is no longer subject to Section 16(b) of the Exchange Act. Subject to satisfaction of the requirements of Section 162(a) and Section 162(m) of the Internal Revenue Code, we generally will be entitled to a deduction of an equal amount for federal income tax purposes at that time provided the applicable tax withholding requirements are satisfied. You may, however, elect under Section 83(b) of the Internal Revenue Code, within 30 days of the transfer of the shares, to recognize income at the time of transfer equal to the difference between the price paid for the shares, if any, and the fair market value of the shares. That amount will be taxed as ordinary income to you and, subject to Section 162(a) and Section 162(m) of the Internal Revenue Code and satisfaction of applicable withholding requirements, we will generally be allowed an income tax deduction for the same amount for federal income tax purposes.

Restrictions on Resales

This prospectus does not cover resales of shares acquired under the Plan. However, individuals who are not "controlling persons" (generally, directors, executive officers and 10% stockholders) of Abercrombie ordinarily may publicly resell shares acquired under the Plan without registration under the Securities Act, in reliance on Section 4(1) of the Securities Act. Controlling persons of Abercrombie may not publicly resell shares acquired under the Plan without separate registration under the Securities Act, compliance with Rule 144 promulgated under the Securities Act or reliance upon another exemption from registration under the Securities Act.

Participants in the Plan who are "controlling persons" may also be subject to the reporting requirements under Section 16(a) of the Exchange Act in connection with their participation in the Plan. These Section 16 participants may also be subject under Section 16(b) of the Exchange Act to restrictions on their ability to buy or sell Common Stock or other equity securities of Abercrombie as a result of their participation in the Plan. If you are subject to Section 16 of the Exchange Act, you should consult legal counsel regarding the application of the requirements of Section 16 to you.

Reports

No regular reports will be made to you as to the number and status of the NSOs granted to you under the Plan.

EXHIBIT C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 21, 2005

Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

Re: **Stockholder Proposal**

Ladies and Gentlemen:

We have acted as special Delaware counsel to Abercrombie & Fitch Co., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the City of New York Office of the Comptroller (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, by letter dated December 1, 2004, for inclusion in the Company's proxy statement for its 2005 annual meeting of stockholders (the "Proxy Statement"). In this regard, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the Proposal, the Supporting Statement, and a certain grant of options to the Chief Executive Officer of the Company (the "CEO") memorialized in an option agreement (the "Agreement").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (d) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We further have assumed that the Agreement constitutes a valid and binding obligation and is enforceable against the parties in accordance with its terms. In particular, we specifically note that we have not reviewed the certificates of incorporation, by-laws, or any other organizational document (collectively, the "Organizational Documents") of the Company. We assume there exists no provision of any such other document (including any Organizational Document) that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents furnished for our review as listed above, the statements of fact and factual information set forth in said documents, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states:

RESOLVED: The shareholders of Abercrombie & Fitch Co. ("A&F") request the Board of Directors (the "Board") to adopt a policy requiring that stock options, which are granted as compensation to senior executives, are performance-based.

BE IT FURTHER RESOLVED: For the purpose of this proposal, performance-based stock options are defined as any of the following:

(1) Performance Vesting Stock Options – grants which do not vest or become exercisable unless specific stock price or business performance goals are met.

(2) Index Options – grants with a variable option exercise price geared to a relative external measure such as a comparable peer group or Standard & Poor's industry index.

(3) Performance Accelerated Stock Options – grants whose vesting is accelerated upon achievement of specific stock price or business performance goals.

The Proposal appears on its face to require that both past and future grants of stock options be made subject to performance criteria. The Supporting Statement focuses exclusively and at length on equity compensation granted in the past to the CEO, including pursuant to the Agreement.

In contrast to the Proposal, the Agreement imposes no conditions on the vesting or exercise of the option. The options granted pursuant to the Agreement vest 25% per year over a four year period. The exercise price of each option is based solely on the fair market value of the underlying security on the date of grant.

OPINION

Based upon and subject to the foregoing and upon our review of such matter of law as we have deemed necessary and appropriate to render our opinion as expressed herein, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Proposal as drafted would, if implemented, require the Company to breach the Agreement by purporting to modify unilaterally the terms and conditions of a contract and would, therefore, violate the laws of the State of Delaware.

The foregoing opinion is subject to the following limitations, exceptions and qualifications:

A. We are admitted to practice law in the State of Delaware and do not hold ourselves out as being experts on the law of any other jurisdiction. The foregoing opinion is limited to the laws of the State of Delaware, and we have not considered and express no opinion on the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

B. Our opinion is limited to the law currently in effect as applied to the facts and assumptions set forth herein. Our opinion does not speak to facts contrary to the facts provided to us or assumed by us that may change subsequent to this opinion. The opinion is subject to the further qualification that there are no additional facts that would materially affect the validity of the assumptions and conclusions set forth herein or upon which the opinion is based, and we have no actual knowledge of such facts.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to Cleary Gottlieb Steen & Hamilton LLP and to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,





THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 9, 2005

BY E-MAIL and EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 24, 2005 letter, as amended February 15, 2005, submitted to the Securities and Exchange Commission (the "Commission") by the firm of Cleary Gottlieb Steen & Hamilton LLP, outside counsel for Abercrombie & Fitch Co. ("Abercrombie & Fitch" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the January 24 and February 15, 2005 letters. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The "Whereas" provisions of the Proposal discuss the benefits of performance-linked compensation, and the rather high compensation of the Company's CEO relative to the Company sub-par performance. They refer also to a published analysis of the CEO's compensation by executive compensation expert, Graef Crystal.

The Proposal's "Resolved" clause states:

RESOLVED: The Shareholders of Abercrombie & Fitch Co. (A&F") request the Board of Directors (the "Board") to adopt a policy requiring that stock options, which are granted as compensation to senior executives, are performance-based.

BE IT FURTHER RESOLVED: For the purpose of this proposal, performance-based stock options are defined as any of the following:

(1) Performance Vesting Stock Options – grants which do not vest or become exercisable unless specific stock price or business performance goals are met.
(2) Index Options – grants with a variable option exercise price geared to a relative external measure such as a comparable peer group or Standard & Poor's industry index.
(3) Performance Accelerated Stock Options – grants whose vesting is accelerated upon achievement of specific stock price or business performance goals.

II. DISCUSSION

The Company has challenged the Proposal on the following grounds: Rule 14a-8(i)(9) (conflicts with a company proposal); Rule 14a-8(i)(3) (false and misleading and vague); and Rules 14a-8(i)(2) and (i)(6) (unlawful or no power to implement). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Does Not Conflict With Any Actual Company Proposal Under Rule 14a-8(i)(9)

The Company claims that under Rule 14a-8(i)(9), the Proposal, which seeks performance-based options vesting, exercise and/or pricing, may be excluded because it directly conflicts with an alleged Company proposal which seeks time-based options vesting, exercise and/or pricing. Company letter at pp. 3-4. But since, by the Company's admission, it in fact has no such proposal, the relief it seeks must be denied.

The Company admitted in its January 24, 2005 letter that it has no current proposal. Thus: "The Company has been considering for some time the adoption of a new equity based plan ('Company Plan') that, if approved by the Board of Directors of the Company, would be submitted to shareholders for approval at the Company's 2005 annual meeting." *Id.* at p. 3. And: "We will supplementally notify the staff upon the Board's approval of the proposed Company plan." *Id.* at p.4. Thus, there was no Company proposal as of January 24. When the Company amended its letter for other reasons on February 15, 2005, that state of affairs had not changed at all. *See* Company's February 15 letter at pp. 3-4. As of today, March 9, the Company still has not notified the Staff or the Funds that the Board has approved any Company proposal.

A purely hypothetical proposal by the Company cannot suffice to justify the invocation of Rule 14a-8(i)(9). In the key no-action letters under Rule 14a-8(i)(9) cited by the Company, the Staff's phrasing reflects that there was an actual proposal, not the mere possibility of one. *See, e.g., Goodrich Corp.* (Jan. 27, 2004) ("You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Goodrich seeking approval of an amendment to a stock option plan that would increase the securities available for issuance under that plan"); *AOL Time Warner, Inc.* (March 3, 2003) ("You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AOL Time Warner seeking approval of a stock option plan"). *See also Crown Holdings, Inc*, (Feb. 4, 2004) ("You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Crown Holdings seeking approval of an incentive compensation plan"). Being unable to make any such representation, the Company fails the most basic test for the applicability of Rule 14a-8(i)(9).

Not only does the Company fail to meet the standard for exclusion of the Funds' Proposal under Rule 14a-8(i)(9), but the Board's delay in approving a proposal could give rise to issues of fairness. If the Company were at the last minute to announce that the Board has now approved a proposal, that would be the Funds' very first chance to analyze and respond to an actual proposal, rather than to a vague description of a hypothetical one. There is not likely to be adequate time then for the Funds to react to the Company proposal, and for the Staff to consider the Funds' response. Any such last-minute development, were it to occur, should not serve as a basis for permitting the Company to invoke Rule 14a-8(i)(9).

For both of those reasons, the Company has not met its burden for excluding the Funds' Proposal under Rule 14a-8(i)(9).

B. The Proposal Is Neither Misleading nor Vague under Rule 14a-8(i)(3)

The Company essentially claims that under the standards of Rule 14a-8(i)(3), the Proposal is misleading for portraying its CEO's compensation in an unfavorable light, and vague for not micro-managing exactly how the Company should choose and implement one of three general standards for performance-based executive compensation. Neither argument can support the exclusion of the Proposal under Rule 14a-8(i)(3).

We first note that the Staff of the Division has recently stated its view that companies have made excessive use of Rule 14a-8(i)(3) in claiming that proposals are false or misleading. *Staff Legal Bulletin 14B* (Sept. 15, 2004). Under the subheading "Clarification of our views regarding the application of rule 14a-8(i)(3)," the Staff in *SLB 14* issued guidance aimed at ending that trend, which we quote in relevant part:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

* * *

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers;

As shown below, both of those guidelines preclude the Company's attempt to rely upon Rule 14a-8(i)(3) to exclude the Proposal as false or misleading.

Specifically, the Company first complains that while the Whereas section of the Proposal accurately states their CEO's compensation, the action requested in the Resolved clauses relates to all senior executives. The Company does not identify any statement that is false, but instead claims that this combination of true statements and a broader remedy somehow raises a false implication about the comparability of the CEO's duties and compensation and those of other senior executives. Company letter at p. 5. But there is no implication there, let alone a false one. The Proposal merely uses the most serious example of what appears to be high compensation as a reason for a general reform of the Company's executive compensation going forward. That is neither false nor misleading. Under *SLB 14B*, it is no more than "the company object[ing] to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers." As *SLB 14B* further advises, "We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." *Id.* That would be the appropriate course here, too.

The Company next complains that the Proposal is misleading in that it accurately cites a detailed published analysis by one of the nation's leading authorities on executive compensation, Graef Crystal. The Proposal cites Mr. Crystal's opinion that the Company's grant to its CEO of a "free share grant" of $27.9 million following uneven corporate performance was unwise. The Company complains that the Proposal's accurate reporting of a respected expert's opinion on that very large share grant was misleading, for failing to list as well the factors which, the Company counters, justified the CEO's deal. Company letter at pp. 5-6. Under *SLB 14B*, however, relief ought not be granted where "the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered." Rather, the appropriate 'remedy' is for the Company, in its statement in opposition, to counter Mr. Graef's opinion with all of the factors which the Company believes justified the share grant.

Finally, the Company claims that the proposal is impermissibly vague, in that it does not mandate a complex set of guidelines as to how the Company should implement the Proposal's request that it adopt "any of", *i.e.*, at least one of, the three broad types of performance-based executive compensation set out in the Proposal. Company letter at pp. 6-7. The Company identifies such issues as vesting, stock price, option price, and performance goals, as those on which the Proposal impermissibly permits the Board to exercise its judgment in determining the best means of implementing at least one of the Proposal's three broad performance criteria.

That the Proposal defers to the Board to exercise its best judgment in establishing performance-based executive compensation, and that the Proposal does not seek to micro-manage those complex decisions, is a virtue, not a defect. The Staff has consistently declined to issue no-action letters under Rule 14a-8(i)(3) with respect to executive compensation proposals that state only in broad terms the corporate action sought, and leave to the directors the detailed decisions on how best to implement them. *See DPL, Inc.* (Dec. 6, 2004) (proposal requesting that "all bonuses shall be based on performance, above and beyond what could normally be expected of an officer of the company"); *Comcast Corp.* (Feb. 11, 2004) (proposal requesting "that a significant portion, as determined by our board of directors, of the annual compensation of the executives and officers of our company be based on customer service satisfaction"); *General Electric Co.* (Jan. 24, 2003) (proposal requesting that "all 'executive stock option program(s), and all 'executive bonus program(s)' will be permanently discontinued. All monies gained by any member of the Board of Directors via the 'executive stock option program(s)' and the 'executive bonus program(s)' who also function as an executive of General Electric Corporation shall return all monetary gains incurred during the 1990-1999 decade"); *IBM Corp.* (Dec. 21, 2001) (proposal requesting that "executive compensation will be determined in the future without regard to any pension fund money that accounting rules may require the company to treat as income"); and *Minnesota Mining and Manufacturing Co.* (March 5, 2001) (proposal requesting "the necessary steps to establish a performance-based senior executive compensation system that focuses the five most highly-paid members of management on advancing the long-term success of the Company"). As the terms of the Proposal provide well-phrased general guidance to the Company's Board as to the performance criteria for the requested change in executive compensation, the Proposal is not vague under the standards of Rule 14a-8(i)(3).*

As the Proposal is neither vague nor misleading, the Company has not met its burden of showing that the Proposal may be excluded under Rule 14a-8(i)(3).

C. The Proposal is Neither Unlawful to Implement nor Beyond the Company's Power to Implement under Rules 14a-8(i)(2) and (i)(6)

The Company argues that under Rule 14a-8(i)(2), implementation of the Funds' Proposal would violate the law, and that under Rule 14a-8(i)(6), the Company lacks power to implement it. Both arguments, however, are based solely upon a misreading of the Proposal, and so both must fail.

---

* Further guidance may be gleaned by analogy from recent Staff decisions under Rule 14a-8(i)(3) with respect to proposals seeking social, economic or environmental "sustainability" reports. The Staff generally will issue no-action letters under (i)(3) when proposals would compel a company to apply the complex Global Reporting Initiative ("GRI") Guidelines to the preparation of the report *E.g., Ryland Group, Inc.* (Jan. 19, 2005); *ConAgra Foods, Inc.* (July 1, 2004); and *Kroger Co.* (March 19, 2004), *upon reconsideration* (April 21, 2004). The Staff generally will not do so when the proposals just broadly request a sustainability report and leave it to the companies to decide how best to prepare the report. *E.g., Wal-Mart Stores, Inc.* (Feb. 17, 2004); *Hormel Foods Corp.* (Oct. 22, 2004); *Burlington Resources, Inc.* (Feb. 4, 2005); *Wendy's International, Inc.* (Feb. 10, 2005); and *Seaboard Corp.* (Feb. 14, 2005).

Specifically, the Company claims that the Proposal applies not only to future awards of executive compensation, but also to prior awards, which it lacks the power to disturb. Company letter at pp. 7-8. That is not correct. The Proposal, on its face, applies only to future awards, and does not apply to prior awards. The Resolved clause seeks "a policy requiring that stock options, which are granted as compensation to senior executives, are performance-based." That Resolved clause does not refer to stock options "which were granted" or "which have been granted." The present tense actually used –"which are granted" – refers to those granted from the present time forward. Similarly, the longer phrase reads "requiring that stock options...are performance based," not "requiring that all stock options...are changed to performance based." Further, the Resolved clause asks that the Board "adopt a policy" requiring that stock options which are granted are performance based; it does not ask that the Board to "change all stock options" to performance based. Finally, the heading on the Proposal is "Granting Performance-Based Stock Options in Senior Executive Compensation,." rather than, for example, "Changing All Senior Executive Compensation to Performance-Based Stock Options." The Proposal, in sum, was intended to apply, and does apply, only to options that are granted in the future.

As the Funds' Proposal refers on its face only to grants of options which are granted from the present time forward, it cannot violate Rules 14a-8(i)(2) or (i)(6), and the Company's proffered outside counsel opinion under Delaware law is irrelevant. The Staff should reject the Company's request for relief under those Rules.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard Simon

Cc: Stephen H. Shalen, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
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Writer's Direct Dial: (212) 225-2420
E-Mail: sshalen@cgsh.com

April 13, 2005

VIA FACSIMILE

Mr. Martin Dunn
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Intention to Omit City of New York Office of the Comptroller Stockholder Proposal Submitted for Inclusion in Abercrombie & Fitch Co. 2005 Annual Proxy Statement

Dear Mr. Dunn:

Reference is made to our letter dated February 15, 2005 (the "Original Request") in which we requested, on behalf of our client Abercrombie & Fitch Co. (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if the Company excludes the stockholder proposal (the "Proposal") submitted by the City of New York Office of the Comptroller (the "Proponent") from the proxy statement to be distributed to the Company's stockholders in connection with its 2005 Annual Meeting of Stockholders.

This letter responds to the correspondence addressed to The Office of the Chief Counsel by the Proponent dated March 9, 2005 (the "Response"). In the Response, the Proponent asserts that "a purely hypothetical proposal by the Company cannot suffice to justify the invocation of Rule 14a-8(i)(9)." On April 11, 2005, the Board of Directors of the Company approved a new equity-based plan (the "2005 Long Term Incentive Plan"), following recommendation and approval by the Compensation Committee of the Board of Directors. The Board of Directors will submit the 2005 Long Term Incentive Plan, substantially in the form attached hereto as Appendix A, to the Company's stockholders for approval at the 2005 Annual Meeting of Stockholders.

As stated in the Original Request, we respectfully submit that the Proposal may be omitted pursuant to Rule 14a-8(i)(9) because it directly conflicts with a Company proposal. Section 6(b) of the proposed Long Term Incentive Plan requires that (i) the sole and exclusive basis for determining both the vesting and exercisability of a stock option will be the passage of a specific period of time or the occurrence or non-occurrence of certain specific non-performance related events and (ii) the exercise price of stock options will be not less than the fair market value of a share of the Company's common stock on the date of grant. These provisions directly conflict with the Proposal, which would appear to require the Company to base any one or more of the vesting, exercise date and potential option spread of compensatory stock options granted to senior executives on the achievement of (or failure to achieve) certain performance criteria.

For the foregoing reasons, the Company restates its belief that it may properly exclude the Proposal under Rule 14a-8(i)(9). If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and the attachment. A copy of this letter including the attachment is also being sent to the Proponent. The Proponent is requested to copy the undersigned on any additional response it may make to the Staff.

If you have any questions or if we can be of any assistance in this matter, please do not hesitate to call me or, in my absence, A. Richard Susko at (212) 225 2410.

Very truly yours,



Stephen H. Shalen

APPENDIX A

ABERCROMBIE & FITCH CO.

2005 LONG-TERM INCENTIVE PLAN

ABERCROMBIE & FITCH CO.

2005 LONG-TERM INCENTIVE PLAN

ABERCROMBIE & FITCH CO.
2005 LONG-TERM INCENTIVE PLAN

1. **Purpose**. The purpose of this 2005 Long-Term Incentive Plan (the "Plan") is to aid Abercrombie & Fitch Co., a Delaware corporation (together with its successors and assigns, the "Company"), in attracting, retaining, motivating and rewarding certain employees and non-employee directors of the Company or its subsidiaries or affiliates, to provide for equitable and competitive compensation opportunities, to recognize individual contributions and reward achievement of Company goals, and promote the creation of long-term value for stockholders by closely aligning the interests of Participants with those of stockholders. The Plan authorizes stock based incentives for Participants.

2. **Definitions**. In addition to the terms defined in Section 1 above and elsewhere in the Plan, the following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) "Annual Limit" shall have the meaning specified in Section 5(b).

(b) "Award" means any Option, SAR, Restricted Stock, Restricted Stock Unit, or Deferred Stock Award together with any related right or interest, granted to a Participant under the Plan.

(c) "Beneficiary" means the legal representatives of the Participant's estate entitled by will or the laws of descent and distribution to receive the benefits under a Participant's Award upon a Participant's death, provided that, if and to the extent authorized by the Committee, a Participant may be permitted to designate a Beneficiary, in which case the "Beneficiary" instead will be the person, persons, trust or trusts (if any are then surviving) which have been designated by the Participant in his or her most recent written and duly filed beneficiary designation to receive the benefits specified under the Participant's Award upon such Participant's death.

(d) "Board" means the Company's Board of Directors.

(e) "Change of Control" has the meanings specified in Section 9.

(f) "Code" means the Internal Revenue Code of 1986, as amended. References to any provision of the Code or regulation thereunder shall include any successor provisions and regulations, and reference to regulations includes any applicable guidance or pronouncement of the Department of the Treasury and Internal Revenue Service.

(g) "Committee" means the Compensation Committee of the Board, the composition and governance of which is established in the Committee's Charter as approved from time to time by the Board and subject to Section 303A.05 of the Listed Company Manual of the New York Stock Exchange, and other corporate governance documents of the Company. No action of the Committee shall be void or deemed to be without authority due to the failure of any member, at the time the action was taken, to meet any qualification standard set forth in the Committee Charter or the Plan. The full Board may perform any function of the Committee hereunder except to the extent limited under Section 303A.05 of the Listed Company Manual, in which case the term "Committee" shall refer to the Board.

(h) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 11(j).

(i) "Deferred Stock Award" means a right, granted to non-employee directors under the Plan, to receive Stock in accordance with the terms and conditions of the 1998 Directors' Deferred Compensation Plan, as amended in 2003, or any successor plan providing for the deferral of compensation by non-employee directors.

(j) "Effective Date" means the effective date specified in Section 11(q).

(k) "Eligible Person" has the meaning specified in Section 5, provided that Michael S. Jeffries is specifically excluded from participating in Awards made pursuant to the Plan.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended. References to any provision of the Exchange Act or rule (including a proposed rule) thereunder shall include any successor provisions and rules.

(m) "Fair Market Value" means the fair market value of Stock, Awards or other property as determined in good faith by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock shall be the opening price per share of Stock reported on a consolidated basis for securities listed on the principal stock exchange or market on which Stock is traded on the day as of which such value is being determined or, if there is no opening price on that day, then the closing price on the last previous day on which a closing price was reported.

(n) "Incentive Stock Option" or "ISO" means any Option designated as an incentive stock option within the meaning of Code Section 422 and qualifying thereunder.

(o) "Option" means a right, granted under the Plan, to purchase Stock.

(p) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(q) "Restricted Stock" means Stock granted under the Plan which is subject to certain restrictions and to a risk of forfeiture.

(r) "Restricted Stock Unit" or "RSU" means a right, granted under the Plan, to receive Stock, cash or other Awards or a combination thereof at the end of a specified deferral period.

(s) "Retirement" means, unless otherwise stated by the Committee (or the Board) in an applicable Award agreement, Participant's voluntary termination of employment (with the approval of the Board) after achieving 65 years of age.

(t) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(u) "Stock" means the Company's Common Stock, par value $0.01 per share, and any other equity securities of the Company or other issuer that may be substituted or resubstituted for Stock pursuant to Section 11(c).

(v) "Stock Appreciation Rights" or "SAR" means a right granted to a Participant under Section 6(c).

3. **Administration.**

(a) ***Authority of the Committee***. The Plan shall be administered by the Committee, which shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants; to grant Awards; to determine the type and number of Awards, the dates on which Awards may be exercised and on which the risk of forfeiture or deferral period relating to Awards shall lapse or terminate, the acceleration of any such dates, the expiration date of any Award, whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property, and other terms and conditions of, and all other matters relating to, Awards; to prescribe documents evidencing or setting terms of Awards (such Award documents need not be identical for each Participant), amendments thereto, and rules and regulations for the administration of the Plan and amendments thereto (including outstanding Awards); to construe and interpret the Plan and Award documents and correct defects, supply omissions or reconcile inconsistencies therein; and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Decisions of the Committee with respect to the administration and interpretation of the Plan shall be final, conclusive, and binding upon all persons interested in the Plan, including Participants, Beneficiaries, transferees under Section 11(b) and other persons claiming rights from or through a Participant, and stockholders.

(b) ***Manner of Exercise of Committee Authority***. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may act through subcommittees, including for purposes of perfecting exemptions under Rule 16b-3 or qualifying Awards under Code Section 162(m) as performance-based compensation, in which case the subcommittee shall be subject to and have authority under the charter applicable to the Committee, and the acts of the subcommittee shall be deemed to be acts of the Committee hereunder. The Committee may delegate the administration of the Plan to one or more officers or employees of the Company, and such administrator(s) may have the authority to execute and distribute Award agreements or other documents evidencing or relating to Awards granted by the Committee under this Plan, to maintain records relating to Awards, to process or oversee the issuance of Stock under Awards, to interpret and administer the terms of Awards and to take such other actions as may be necessary or appropriate for the administration of the Plan and of Awards under the Plan, provided that in no case shall any such administrator be authorized (i) to grant Awards under the Plan, (ii) to take any action that would result in the loss of an exemption under Rule 16b-3 for Awards granted to or held by Participants who at the time are subject to Section 16 of the Exchange Act in respect of the Company or that would cause Awards intended to qualify as "performance-based compensation" under Code Section 162(m) to fail to so qualify, (iii) to take any action inconsistent with Section 157 and other applicable provisions of the Delaware General Corporation Law, or (iv) to make any determination required to be made by the Committee under the New York Stock Exchange corporate governance standards applicable to listed company compensation committees (currently, Rule 303A.05). Any action by any such administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and, except as otherwise specifically provided, references in this Plan to the Committee shall include any such administrator. The Committee established pursuant to Section 1.3(a) and, to the extent it so provides, any subcommittee, shall have sole authority to determine whether to review any actions and/or interpretations of any such administrator, and if the Committee shall decide to conduct such a review, any such actions and/or interpretations of any such administrator shall be subject to approval, disapproval or modification by the Committee.

(c) ***Limitation of Liability***. The Committee and each member thereof, and any person acting pursuant to authority delegated by the Committee, shall be entitled, in good faith, to rely or act upon any report or other information furnished by any executive officer, other officer or employee of the Company or a subsidiary or affiliate, the Company's independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee, any person acting pursuant to authority delegated by the Committee, and any officer or employee of the Company or a subsidiary or affiliate acting at the direction or on behalf of the Committee or a delegee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. **Stock Subject To Plan.**

(a) ***Overall Number of Shares Available for Delivery***. The total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be two percent of the sum of (i) the total common shares outstanding and (ii) the unexercised options held by employees and non-employee directors as of April 6, 2005, or _______ million shares. The total number of shares available is subject to adjustment as provided in Section 11(c). Any shares of Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

(b) ***Share Counting Rules***. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments in accordance with this Section 4(b). To the extent that an Award under the Plan is canceled, expired, forfeited, settled in cash, settled by issuance of fewer shares than the number underlying the Award, or otherwise terminated without delivery of shares to the Participant, the shares retained by or returned to the Company will be available under the Plan; and shares that are withheld from such an Award or separately surrendered by the Participant in payment of any exercise price or taxes relating to such an Award shall be deemed to constitute shares not delivered to the Participant and will be available under the Plan. In addition, in the case of any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company or a subsidiary or affiliate or with which the Company or a subsidiary or affiliate combines, shares issued or issuable in connection with such substitute Award shall not be counted against the number of shares reserved under the Plan.

5. **Eligibility; Per-Person Award Limitations.**

(a) ***Eligibility***. Awards may be granted under the Plan only to Eligible Persons. For purposes of the Plan, an "Eligible Person" means (i) an employee of the Company or any subsidiary or affiliate who is subject to Section 16 of the Exchange Act at the time of grant, including any person who has been offered employment by the Company or a subsidiary or affiliate, provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such person has commenced employment with the Company or a subsidiary or affiliate, and (ii) any non-employee directors of the Company. An employee on leave of absence may be considered as still in the employ of the Company or a subsidiary or affiliate for purposes of eligibility for participation in the Plan, if so determined by the Committee. For purposes of the Plan, a joint venture in which the Company or a subsidiary has a substantial direct or indirect equity investment shall be deemed an affiliate, if so determined by the Committee. Holders of awards granted by a company or business acquired by the Company or a subsidiary or affiliate, or with which the Company or a subsidiary or affiliate combines, who will become Eligible Persons are eligible for grants of substitute awards granted in assumption of or in substitution for such outstanding awards previously granted under the Plan in connection with such acquisition or combination transaction, if so determined by the Committee.

(b) ***Per-Person Award Limitations***. In each calendar year during any part of which the Plan is in effect, an Eligible Person may be granted Awards under each of Section 6(b), 6(c), 6(d), or 6(e) relating to up to his or her Annual Limit (such Annual Limit to apply separately to the type of Award authorized under each specified subsection). A Participant's Annual Limit, in any year during any part of which the Participant is then eligible under the Plan, shall equal two hundred and fifty thousand (250,000) shares plus the amount of the Participant's unused Annual Limit relating to the same type of Award as of the close of the previous year, subject to adjustment as provided in Section 11(c).

(c) ***Limits on Non-Employee Director Awards***. Non-employee directors may be granted any type of Award under the Plan, but a non-employee director may be granted Awards relating to no more than 10,000 shares annually, subject to adjustment as provided in Section 11(c). Such annual limit shall not include any Deferred Stock Awards granted in lieu of other forms of compensation.

6. **Specific Terms of Awards.**

(a) ***General***. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Sections 11(e) and 11(k)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Committee shall retain full power and discretion with respect to any term or condition of an Award that is not mandatory under the Plan, subject to Section 11(k). The Committee shall require the payment of lawful consideration for an Award to the extent necessary to satisfy the requirements of the Delaware General Corporation Law, and may otherwise require payment of consideration for an Award except as limited by the Plan.

(b) ***Options***. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(i) *Exercise Price.* The exercise price per share of Stock purchasable under an Option (including both ISOs and non-qualified Options) shall be determined by the Committee, provided that, notwithstanding anything contained herein to the contrary such exercise price shall be (A) fixed as of the grant date, and (B) not less than the Fair Market Value of a share of Stock on the grant date. Notwithstanding the foregoing, any substitute award granted in assumption of or in substitution for an outstanding award granted by a company or business acquired by the Company or a subsidiary or affiliate, or with which the Company or a subsidiary or affiliate combines, may be granted with an exercise price per share of Stock other than as required above.

(ii) *No Repricing.* Without the approval of stockholders, the Committee will not amend or replace previously granted Options in a transaction that constitutes a "repricing," as such term is used in Section 303A.08 of the Listed Company Manual of the New York Stock Exchange.

(iii) *Option Term; Time and Method of Exercise.* The Committee shall determine the term of each Option, provided that in no event shall the term of any Option exceed a period of ten years from the date of grant. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, provided that, notwithstanding anything contained herein to the contrary, the sole and exclusive basis for determining both the vesting and exercisability of an option will be the passage of a specific period of time or the occurrence or non-occurrence of certain specific non-performance related events (e.g. death, disability, termination of employment and Change of Control). In addition, the Committee shall determine the methods by which such exercise price may be paid or deemed to be paid and the form of such payment (subject to Sections 11(k) and 11(l)), including, without limitation, cash, Stock (including by withholding Stock deliverable upon exercise), other Awards or awards granted under other plans of the Company or any subsidiary or affiliate, or other property (including through broker-assisted "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by or forms in which Stock will be delivered or deemed to be delivered in satisfaction of Options to Participants.

(iv) *ISOs.* Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an ISO: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% Shareholder"), the purchase price of such Option must be at least 110 percent of the fair market value of the Common Stock on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) termination of employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its subsidiaries. Notwithstanding anything in this Section 6 to the contrary, Options designated as ISOs shall not be eligible for treatment under the Code as ISOs to the extent that either (iii) the aggregate fair market value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, and (iv) such Options otherwise remain exercisable but are not exercised within three (3) months of termination of employment (or such other period of time provided in Section 422 of the Code).

(c) ***Stock Appreciation Rights***. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(i) *Right to Payment.* An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, shares of Stock having a value equal to the excess of (A) the Fair Market Value of one share of Stock on the date of exercise (or, in the case of a "Limited SAR," the Fair Market Value determined by reference to the Change of Control Price, as defined under the applicable award agreement) over (B) the exercise or settlement price of the SAR as determined by the Committee. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6(b). The per share price for exercise or settlement of SARs (including both tandem SARs and freestanding SARs) shall be determined by the Committee, but in the case of SARs that are granted in tandem to an Option shall not be less than the exercise price of the Option and in the case of freestanding SARs shall be (A) fixed as of the grant date, and (B) not less than the Fair Market Value of a share of Stock on the grant date.

(ii) *No Repricing.* Without the approval of stockholders, the Committee will not amend or replace previously granted SARs in a transaction that constitutes a "repricing," as such term is used in Section 303A.08 of the Listed Company Manual of the New York Stock Exchange.

(iii) *Other Terms.* The Committee shall determine the term of each SAR, provided that in no event shall the term of an SAR exceed a period of ten years from the date of grant. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on future service requirements), the method of exercise, method of settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, and whether or not a SAR shall be free-standing or in tandem or combination with any other Award. Limited SARs that may only be exercised in connection with a Change of Control or termination of service following a Change of Control as specified by the Committee may be granted on such terms, not inconsistent with this Section 6(c), as the Committee may determine. The Committee may require that an outstanding Option be exchanged for an SAR exercisable for Stock having vesting, expiration, and other terms substantially the same as the Option, so long as such exchange will not result in additional accounting expense to the Company.

(d) ***Restricted Stock***. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) *Grant and Restrictions.* Subject to Section 6(d)(ii), Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance conditions and/or future service requirements), in such installments or otherwise and under such other circumstances as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award document relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). Upon any forfeiture of Restricted Stock a Participant shall cease to have any rights of a stockholder and shall return any certificates representing such Restricted Stock to the Company.

(ii) *Limitation on Vesting.* The grant, issuance, retention, vesting and/or settlement of Restricted Stock shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. Subject to Section 10, the Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of Restricted Stock subject to continued employment, passage of time and/or such performance conditions as deemed appropriate by the Committee; provided that the grant, issuance, retention, vesting and/or settlement of a Restricted Stock Award that is based in whole or in part on performance conditions and/or the level of achievement versus such performance conditions shall be subject to a performance period of not less than one year, and any Award based solely upon continued employment or the passage of time shall vest over a period not less than three years from the date the Award is made, provided that such vesting may occur ratably over the three-year period. The foregoing minimum vesting conditions need not apply (A) in the case of the death, disability or Retirement of the Participant or termination in connection with a Change of Control, and (B) with respect to up to an aggregate of 5% of the shares of Stock authorized under the Plan, which may be granted (or regranted upon forfeiture) as Restricted Stock or RSUs without regard to such minimum vesting requirements.

(iii) *Certificates for Stock.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) *Dividends and Splits.* As a condition to the grant of an Award of Restricted Stock, the Committee may require that any dividends paid on a share of Restricted Stock shall be either (A) paid with respect to such Restricted Stock at the dividend payment date in cash, in kind, or in a number of shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) automatically reinvested in additional Restricted Stock or held in kind, which shall be subject to the same terms as applied to the original Restricted Stock to which it relates. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) ***Restricted Stock Units***. The Committee is authorized to grant RSUs to Participants, subject to the following terms and conditions:

(i) *Award and Restrictions.* Subject to Section 6(e)(ii), RSUs shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance conditions and/or future service requirements), in such installments or otherwise and under such other circumstances as the Committee may determine at the date of grant or thereafter. A Participant granted RSUs shall not have any of the rights of a stockholder, including the right to vote, until Stock shall have been issued in the Participant's name pursuant to the RSUs, except that the Committee may provide for dividend equivalents pursuant to Section 6(e)(iii) below).

(ii) *Limitation on Vesting.* The grant, issuance, retention, vesting and/or settlement of RSUs shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. Subject to Section 10, the Committee shall have the right to make the timing of the grant and/or the issuance, ability to retain, vesting and/or settlement of RSUs subject to continued employment, passage of time and/or such performance conditions as deemed appropriate by the Committee; provided that the grant, issuance, retention, vesting and/or settlement of an RSU that is based in whole or in part on performance conditions and/or the level of achievement versus such performance conditions shall be subject to a performance period of not less than one year, and any Award based solely upon continued employment or the passage of time shall vest over a period not less than three years from the date the Award is made, provided that such vesting may occur ratably over the three-year period. The foregoing minimum vesting conditions need not apply (A) in the case of the death, disability or Retirement of the Participant or termination in connection with a Change of Control, and (B) with respect to up to an aggregate of 5% of the shares of Stock authorized under the Plan, which may be granted (or regranted upon forfeiture) as Restricted Stock or RSUs without regard to such minimum vesting requirements.

(iii) *Dividend Equivalents*. Unless otherwise determined by the Committee, dividend equivalents on the specified number of shares of Stock covered by an Award of RSUs shall be either (A) paid with respect to such RSUs at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such RSUs, either as a cash deferral or with the amount or value thereof automatically deemed reinvested in additional RSUs, other Awards or other investment vehicles having a Fair Market Value equal to the amount of such dividends, as the Committee shall determine or permit a Participant to elect.

(f) ***Deferred Stock Awards***. Non-employee directors may voluntarily defer all or a part of their retainers, meeting fees, and Stock-based Awards under the provisions of the 1998 Directors' Deferred Compensation Plan, as amended in 2003, or any successor plan providing for deferral of compensation by non-employee directors. The dollar value of such deferrals is credited to a notional account in the form of Deferred Stock Awards. The deferred account balances will be settled in the form of Stock issued under the Plan, based on each non-employee director's election.

7. Performance-Based Compensation.

(a) ***Performance Goals Generally***. If the Committee specifies that any Restricted Stock or RSU Award is intended to qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, issuance, vesting and/or settlement of such Award shall be contingent upon achievement of preestablished performance goals and other terms set forth in this Section 7. The performance goal for such Awards shall consist of one or more business criteria and the level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7. The performance goal shall be an objective business criteria enumerated under Section 7(c) and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain". Performance goals may differ for Awards granted to any one Participant or to different Participants.

(b) ***Timing for Establishing Performance Conditions***. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such performance-based Award or (B) the time 25% of such performance period has elapsed.

(c) ***Business Criteria***. For purposes of this Plan, a "performance goal" shall mean any one or more of the following business criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee:

(1) gross sales, net sales, or comparable store sales;
(2) gross margin, cost of goods sold, mark-ups or mark-downs;
(3) selling, general and administrative expenses;
(4) operating income, earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;
(5) net income or net income per common share (basic or diluted);
(6) inventory turnover or inventory shrinkage;
(7) return on assets, return on investment, return on capital, or return on equity;
(8) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations;
(9) economic profit or economic value created;
(10) stock price or total stockholder return; and
(11) market penetration, geographic expansion or new concept development; customer satisfaction; staffing, diversity, training and development, succession planning or employee satisfaction; acquisitions or divestitures of subsidiaries, affiliations or joint ventures.

(d) ***Written Determinations.*** Determinations by the Committee as to the establishment of performance conditions, the amount potentially payable in respect of performance-based Awards, the level of actual achievement of the specified performance conditions relating to such Awards, and the amount of any final Award shall be recorded in writing in the case of Awards intended to qualify under Section 162(m). Specifically, the Committee shall certify in writing, in a manner conforming to applicable regulations under Section 162(m), prior to settlement of each such Award granted to a Covered Employee, that the performance objective relating to the performance-based Award and other material terms of the Award upon which settlement of the Award was conditioned have been satisfied.

(e) ***Settlement of performance-based Awards; Other Terms.*** Settlement of performance-based Awards shall be in cash or Stock, in the Committee's discretion. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards. Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Award and other related Awards do not, solely for that reason, fail to qualify as "performance-based compensation" for purposes of Code Section 162(m). The Committee shall specify the circumstances in which such Awards shall be paid or forfeited in the event of a Participant's death, disability or Retirement, in connection with a Change of Control or, subject to the one-year performance condition set forth in Sections 6(d)(ii) and (e)(ii), in connection with any other termination of employment prior to the end of a performance period or settlement of such Awards.

(f) ***Right of Recapture.*** If at any time after the date on which a Participant has been granted or becomes vested in an Award pursuant to the achievement of a performance goal under Section 7(c), the Committee determines that the earlier determination as to the achievement of the performance goal was based on incorrect data and that in fact the performance goal had not been achieved or had been achieved to a lesser extent than originally determined and a portion of an Award would not have been granted, vested or paid, given the correct data, then (i) such portion of the Award that was granted shall be forfeited and any related shares (or if such shares were disposed of the cash equivalent) shall be returned to the Company as provided by the Committee, (ii) such portion of the Award that became vested shall be deemed to be not vested and any related shares (or if such shares were disposed of the cash equivalent) shall be returned to the Company as provided by the Committee, and (iii) such portion of the Award paid to the Participant shall be paid by the Participant to the Company upon notice from the Company as provided by the Committee.

8. **Certain Provisions Applicable To Awards.**

(a) ***Stand-Alone, Additional, and Tandem Awards.*** Awards granted under the Plan may, in the Committee's discretion, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any subsidiary or affiliate, or any business entity to be acquired by the Company or a subsidiary or affiliate, or any other right of a Participant to receive payment from the Company or any subsidiary or affiliate. Awards granted in addition to or in tandem with other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

(b) ***Term of Awards.*** The term of each Award shall be for such period as may be determined by the Committee, subject to the express limitations set forth in Sections 6(b)(iii) and 6(c)(iii) or elsewhere in the Plan.

(c) ***Form and Timing of Payment under Awards.*** Subject to the terms of the Plan (including Sections 11(k) and (l)) and any applicable Award document, payments to be made by the Company or a subsidiary or affiliate upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the Committee's discretion or upon occurrence of one or more specified events, subject to Sections 6(b)(iv), 11(k) and 11(l).

9. **Change of Control.**

(a) ***Impact of Event.*** Unless the Board or Committee provides otherwise (either at the time of grant of an Award or thereafter) prior to a Change of Control, this Section 9(a) shall govern the treatment of any Option, SAR, Restricted Stock or RSU, the exercisability, vesting and/or settlement of which is based solely upon continued employment or passage of time. In the case of an Award subject to this Section 9(a) that the acquiring or surviving company in the Change of Control assumes upon and maintains following the Change of Control (which Award shall be adjusted as to the number and kind of shares as may be determined appropriate by the Committee prior to the Change of Control), if there occurs an involuntary termination without cause of the Participant holding such Award (excluding voluntary resignation, death, disability or Retirement) within three months prior to or eighteen months following the Change of Control such Award shall be treated as provided in clause (i) or (ii) of this Section 9(a), as applicable. In the case of an Award subject to this Section 9(a) that the acquiring or surviving company in the Change of Control does not assume upon the Change of Control, immediately prior to the Change of Control such Award shall be treated as provided in clause (i) or (ii) of this Section 9(a), as applicable. The treatment provided for under this Section 9(a) is as follows:

(i) in the case of an Option or SAR, the Participant shall have the ability to exercise such Option or SAR, including any portion of the Option or SAR not previously exercisable, until the earlier of the expiration of the Option or SAR under its original term and a date that is two years (or such longer post-termination exercisability term as may be specified in the Option or SAR) following such date of termination of employment; and

(ii) in the case of Restricted Stock or RSUs, the Award shall become fully vested and shall be settled in full. The Committee may also, through the terms of an Award or otherwise, provide for an absolute or conditional exercise, payment or lapse of conditions or restrictions on an Award which shall only be effective if, upon the announcement of a transaction intended to result in a Change of Control, no provision is made in such transaction for the assumption and continuation of outstanding Awards.

(b) ***Effect of Change of Control upon performance-based Awards***. Unless the Committee specifies otherwise in the terms of an Award prior to a Change of Control, this Section 9(b) shall control the treatment of any Restricted Stock or RSU if at the time of the Change of Control the grant, issuance, retention, vesting and/or settlement of such Award is based in whole or in part on performance criteria and level of achievement versus such criteria. In the case of an Award subject to this Section 9(b) in which fifty percent (50%) or more of the performance period applicable to the Award has elapsed as of the date of the Change of Control, the Participant shall be entitled to payment, vesting or settlement of such Award based upon performance through a date occurring within three months prior to the date of the Change of Control, as determined by the Committee prior to the Change of Control, and pro-rated based upon the percentage of the performance period that has elapsed between the date such Award was granted and the date of the Change of Control. In the case of an Award subject to this Section 9(b) in which less than fifty percent (50%) of the performance period applicable to the Award has elapsed as of the date of the Change of Control, the Participant shall be entitled to payment, vesting or settlement of the target amount of such Award, as determined by the Committee prior to the Change of Control, pro-rated based upon the percentage of the performance period that has elapsed between the date such Award was granted and the date of the Change of Control. The Committee may determine either in advance or at the time of the Change of Control the treatment of the pro-rata portion of an Award attributable to the portion of the performance period occurring after the date of the Change of Control.

Notwithstanding the foregoing, in no event shall the treatment specified in Sections 9(a) and (b) apply with respect to an Award prior to the earliest to occur of (A) the date such amounts would have been distributed in the absence of the Change of Control, (B) a Participant's "separation from service" (as defined under Section 409A of the Code) with the Company (or six months thereafter for "specified employees"), (C) the Participant's death or "disability" (as defined in Section 409A(a)(2)(C) of the Code), or (D) a "change in the ownership or effective control" of the Company or in the "ownership of a substantial portion of the assets" of the Company within the meanings ascribed to such terms in Treasury Department regulations issued under Section 409A of the Code, if and to the extent that the Committee determines, in its sole discretion, that the effect of such treatment prior to the time specified in this Section 9(b)(A), (B), (C) or (D) would be the imposition of the additional tax under Section 409A(a)(1)(B) of the Code on a Participant holding such Award.

(c) ***Definition of Change of Control***. For purposes of the Plan, the term "Change of Control" shall mean, unless otherwise defined in an Award agreement, an occurrence of a nature that would be required to be reported by the Company in response to Item 6(e) of Schedule 14A of Regulation 14A issued under the Exchange Act. Without limiting the inclusiveness of the definition in the preceding sentence, a Change of Control of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions is satisfied:

(i) any person is or becomes the "beneficial owner" (as that term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities and such person would be deemed an "Acquiring Person" for purposes of the Rights Agreement dated as of July 16, 1998, as amended, between the Company and National City Bank, as successor Rights Agent (the "Rights Agreement"); or

(ii) any of the following occur: (A) any merger or consolidation of the Company, other than a merger or consolidation in which the voting securities of the Company immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) 80% or more of the combined voting power of the Company or surviving entity immediately after the merger or consolidation with another entity; (B) any sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of assets or earning power aggregating more than 50% of the assets or earning power of the Company on a consolidated basis; (C) any complete liquidation or dissolution of the Company; (D) any reorganization, reverse stock split or recapitalization of the Company that would result in a Change of Control as otherwise defined herein; or (E) any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.

10. **Additional Award Forfeiture Provisions.**

(a) ***Forfeiture of Options and Other Awards and Gains Realized Upon Prior Option Exercises or Award Settlements***. Unless otherwise determined by the Committee, each Award granted hereunder, other than Awards granted to non-employee directors, shall be subject to the following additional forfeiture conditions, to which the Participant, by accepting an Award hereunder, agrees. If any of the events specified in Section 10(b)(i), (ii), or (iii) occurs (a "Forfeiture Event"), all of the following forfeitures will result:

(i) The unexercised portion of each Option held by the Participant, whether or not vested, and any other Award not then settled will be immediately forfeited and canceled upon the occurrence of the Forfeiture Event; and

(ii) The Participant will be obligated to repay to the Company, in cash, within five business days after demand is made therefor by the Company, the total amount of Award Gain (as defined herein) realized by the Participant upon each exercise of an Option or settlement of an Award that occurred on or after (A) the date that is six months prior to the occurrence of the Forfeiture Event, if the Forfeiture Event occurred while the Participant was employed by the Company or a subsidiary or affiliate, or (B) the date that is six months prior to the date the Participant's employment by the Company or a subsidiary or affiliate terminated, if the Forfeiture Event occurred after the Participant ceased to be so employed. For purposes of this Section, the term "Award Gain" shall mean (i), in respect of a given Option exercise, the product of (X) the Fair Market Value per share of Stock at the date of such exercise (without regard to any subsequent change in the market price of shares) minus the exercise price times (Y) the number of shares as to which the Option was exercised at that date, and (ii), in respect of any other settlement of an Award granted to the Participant, the Fair Market Value of the cash or Stock paid or payable to Participant (regardless of any elective deferral) less any cash or the Fair Market Value of any Stock or property (other than an Award or award which would have itself then been forfeitable hereunder and excluding any payment of tax withholding) paid by the Participant to the Company as a condition of or in connection such settlement.

(b) ***Events Triggering Forfeiture***. The forfeitures specified in Section 10(a) will be triggered upon the occurrence of any one of the following Forfeiture Events at any time during Participant's employment by the Company or a subsidiary or affiliate, or during the one-year period following termination of such employment:

(i) Participant, acting alone or with others, directly or indirectly, (A) engages, either as employee, employer, consultant, advisor, or director, or as an owner, investor, partner, or stockholder unless Participant's interest is insubstantial, in any business in an area or region in which the Company conducts business at the date the event occurs, which is directly in competition with a business then conducted by the Company or a subsidiary or affiliate; (B) induces any customer or supplier of the Company or a subsidiary or affiliate, with which the Company or a subsidiary or affiliate has a business relationship, to curtail, cancel, not renew, or not continue his or her or its business with the Company or any subsidiary or affiliate; or (C) induces, or attempts to influence, any employee of or service provider to the Company or a subsidiary or affiliate to terminate such employment or service. The Committee shall, in its discretion, determine which lines of business the Company conducts on any particular date and which third parties may reasonably be deemed to be in competition with the Company. For purposes of this Section 10(b)(i), a Participant's interest as a stockholder is insubstantial if it represents beneficial ownership of less than five percent of the outstanding class of stock, and a Participant's interest as an owner, investor, or partner is insubstantial if it represents ownership, as determined by the Committee in its discretion, of less than five percent of the outstanding equity of the entity;

(ii) Participant discloses, uses, sells, or otherwise transfers, except in the course of employment with or other service to the Company or any subsidiary or affiliate, any confidential or proprietary information of the Company or any subsidiary or affiliate, including but not limited to information regarding the Company's current and potential customers, organization, employees, finances, and methods of operations and investments, so long as such information has not otherwise been disclosed to the public or is not otherwise in the public domain (other than by Participant's breach of this provision), except as required by law or pursuant to legal process, or Participant makes statements or representations, or otherwise communicates, directly or indirectly, in writing, orally, or otherwise, or takes any other action which may, directly or indirectly, disparage or be damaging to the Company or any of its subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations, except as required by law or pursuant to legal process; or

(iii) Participant fails to cooperate with the Company or any subsidiary or affiliate in any way, including, without limitation, by making himself or herself available to testify on behalf of the Company or such subsidiary or affiliate in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, or otherwise fails to assist the Company or any subsidiary or affiliate in any way, including, without limitation, in connection with any such action, suit, or proceeding by providing information and meeting and consulting with members of management of, other representatives of, or counsel to, the Company or such subsidiary or affiliate, as reasonably requested.

(c) ***Agreement Does Not Prohibit Competition or Other Participant Activities***. Although the conditions set forth in this Section 10 shall be deemed to be incorporated into an Award, a Participant is not thereby prohibited from engaging in any activity, including but not limited to competition with the Company and its subsidiaries and affiliates. Rather, the non-occurrence of the Forfeiture Events set forth in Section 10(b) is a condition to the Participant's right to realize and retain value from his or her compensatory Options and Awards, and the consequence under the Plan if the Participant engages in an activity giving rise to any such Forfeiture Event are the forfeitures specified herein. The Company and Participant shall not be precluded by this provision or otherwise from entering into other agreements concerning the subject matter of Sections 10(a) and 10(b).

(d) ***Committee Discretion***. The Committee may, in its discretion, waive in whole or in part the Company's right to forfeiture under this Section, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company. In addition, the Committee may impose additional conditions on Awards, by inclusion of appropriate provisions in the document evidencing or governing any such Award.

11. **General Provisions.**

(a) ***Compliance with Legal and Other Requirements***. The Company may, to the extent deemed necessary or advisable by the Committee and subject to Section 11(k), postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. The foregoing notwithstanding, in connection with a Change of Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change of Control.

(b) ***Limits on Transferability; Beneficiaries***. No Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a subsidiary or affiliate thereof), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than ISOs and SARs in tandem therewith) may be transferred to one or more transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee, subject to any terms and conditions which the Committee may impose thereon (which may include limitations the Committee may deem appropriate in order that offers and sales under the Plan will meet applicable requirements of registration forms under the Securities Act of 1933 specified by the Securities and Exchange Commission). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award document applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) ***Adjustments***. In the event that any large, special and non-recurring dividend or other distribution (whether in the form of cash or property other than Stock), recapitalization, forward or reverse split, Stock dividend, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate, then the Committee shall, in an equitable manner as determined by the

Committee, adjust any or all of (i) the number and kind of shares of Stock or other securities of the Company or other issuer which are subject to the Plan, (ii) the number and kind of shares of Stock or other securities of the Company or other issuer by which annual per-person Award limitations are measured under Section 5, including the share limits applicable to non-employee director Awards under Section 5(c), (iii) the number and kind of shares of Stock or other securities of the Company or other issuer subject to or deliverable in respect of outstanding Awards and (iv) the exercise price, settlement price or purchase price relating to any Award or, if deemed appropriate, the Committee may make provision for a payment of cash or property to the holder of an outstanding Option (subject to Sections 11(k) and 11(l)) or other Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including performance-based Awards and performance goals and any hypothetical funding pool relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets affecting any performance conditions), or in response to changes in applicable laws, regulations, or accounting principles; provided that no such adjustment shall be authorized or made if and to the extent that the existence of such authority (i) would cause Options, SARs, Restricted Stock or RSUs granted under the Plan to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder, or (ii) would cause the Committee to be deemed to have authority to change the targets, within the meaning of Treasury Regulation 1.162-27(e)(4)(vi), under the performance goals relating to Options or SARs granted to Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) ***Tax Provisions***.

(i) *Withholding*. The Company and any subsidiary or affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction or event involving an Award, or to require a Participant to remit to the Company an amount in cash or other property (including Stock) to satisfy such withholding before taking any action with respect to an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's withholding obligations, either on a mandatory or elective basis in the discretion of the Committee, or in satisfaction of other tax obligations. The Company can delay the delivery to a Participant of Stock under any Award to the extent necessary to allow the Company to determine the amount of withholding to be collected and to collect and process such withholding.

(ii) *Required Consent to and Notification of Code Section 83(b) Election*. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under a similar provision of the laws of a jurisdiction outside the United States may be made unless expressly permitted by the terms of the Award document or by action of the Committee in writing prior to the making of such election. In any case in which a Participant is permitted to make such an election in connection with an Award, the Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provision.

(iii) *Requirement of Notification Upon Disqualifying Disposition Under Code Section 421(b).* If any Participant shall make any disposition of shares of Stock delivered pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (i.e., a disqualifying disposition), such Participant shall notify the Company of such disposition within ten days thereof.

(e) ***Changes to the Plan***. The Board may amend, suspend or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants; provided, however, that any amendment to the Plan shall be submitted to the Company's stockholders for approval not later than the earliest annual meeting for which the record date is at or after the date of such Board action:

(i) if such stockholder approval is required by any federal or state law or regulation or the rules of the New York Stock Exchange or any other stock exchange or automated quotation system on which the Stock may then be listed or quoted; or

(ii) if such amendment would materially increase the number of shares reserved for issuance and delivery under the Plan; or

(iii) if such amendment would alter the provisions of the Plan restricting the Company's ability to grant Options or SARs with an exercise price that is not less than the Fair Market Value of Stock; or

(iv) in connection with any action to amend or replace previously granted Options or SARs in a transaction that constitutes a "repricing," as such term is used in Section 303A.08 of the Listed Company Manual of the New York Stock Exchange.

The Board may otherwise, in its discretion, determine to submit other amendments to the Plan to stockholders for approval; and provided further, that, without the consent of an affected Participant, no such Board (or any Committee) action may materially and adversely affect the rights of such Participant under any outstanding Award (for this purpose, actions that alter the timing of federal income taxation of a Participant will not be deemed material unless such action results in an income tax penalty on the Participant). With regard to other terms of Awards, the Committee shall have no authority to waive or modify any such Award term after the Award has been granted to the extent the waived or modified term would be mandatory under the Plan for any Award newly granted at the date of the waiver or modification.

(f) ***Right of Setoff***. The Company or any subsidiary or affiliate may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or a subsidiary or affiliate may owe to the Participant from time to time (including amounts payable in connection with any Award, owed as wages, fringe benefits, or other compensation owed to the Participant), such amounts as may be owed by the Participant to the Company, including but not limited to amounts owed under Section 10(a), although the Participant shall remain liable for any part of the Participant's payment obligation not satisfied through such deduction and setoff. By accepting any Award granted hereunder, the Participant agrees to any deduction or setoff under this Section 11(f).

(g) ***Unfunded Status of Awards; Creation of Trusts***. To the extent that any Award is deferred compensation, the Plan is intended to constitute an "unfunded" plan for deferred compensation with respect to such Award. With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(h) ***Nonexclusivity of the Plan***. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements, apart from the Plan, as it may deem desirable, including incentive arrangements and awards which do not qualify under Code Section 162(m), and such other arrangements may be either applicable generally or only in specific cases.

(i) ***Payments in the Event of Forfeitures; Fractional Shares***. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash consideration, the Participant shall be repaid the amount of such cash consideration. In addition, nothing herein shall prevent the Committee from authorizing the payment in cash of any amounts with respect to forfeited Awards. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) ***Compliance with Code Section 162(m).*** It is the intent of the Company that Options and SARs granted to Covered Employees and other Awards designated as Awards to Covered Employees subject to Section 7 shall constitute qualified "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder, unless otherwise determined by the Committee at the time of allocation of an Award. Accordingly, the terms of Section 7, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee as likely to be a Covered Employee with respect to a specified fiscal year. If any provision of the Plan or any Award document relating to an Award that is designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable in connection with any such Award upon attainment of the applicable performance objectives.

(k) ***Certain Limitations on Awards to Ensure Compliance with Code Section 409A.*** Notwithstanding anything herein to the contrary, any Award that is deferred compensation within the meaning of Code Section 409A shall be automatically modified and limited to the extent that the Committee determines necessary to avoid the imposition of the additional tax under Section 409A(a)(1)(B) of the Code on a Participant holding such Award.

(l) ***Certain Limitations Relating to Accounting Treatment of Awards.*** Other provisions of the Plan notwithstanding, the Committee's authority under the Plan (including under Sections 8(c), 11(c) and 11(d)) is limited to the extent necessary to ensure that any Option or other Award of a type that the Committee has intended to be subject to fixed accounting with a measurement date at the date of grant or the date performance conditions are satisfied under APB 25 shall not become subject to "variable" accounting solely due to the existence of such authority, unless the Committee specifically determines that the Award shall remain outstanding despite such "variable" accounting.

(m) ***Governing Law***. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan and any Award document shall be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws, and applicable provisions of federal law.

(n) ***Awards to Participants Outside the United States***. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then resident or primarily employed outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant's residence or employment abroad shall be comparable to the value of such an Award to a Participant who is resident or primarily employed in the United States. An Award may be modified under this Section 11(n) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) for the Participant whose Award is modified.

(o) ***Limitation on Rights Conferred under Plan***. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a subsidiary or affiliate, (ii) interfering in any way with the right of the Company or a subsidiary or affiliate to terminate any Eligible Person's or Participant's employment or service at any time (subject to the terms and provisions of any separate written agreements), (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award or an Option is duly exercised. Except as expressly provided in the Plan and an Award document, neither the Plan nor any Award document shall confer on any person other than the Company and the Participant any rights or remedies thereunder.

(p) ***Severability; Entire Agreement***. If any of the provisions of the Plan or any Award document is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remaining provisions shall not be affected thereby; provided, that, if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any agreements or documents designated by the Committee as setting forth the terms of an Award contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

(q) ***Plan Effective Date and Termination***. The Plan shall become effective if, and at such time as, the stockholders of the Company have approved it in accordance with applicable law and stock exchange requirements. Unless earlier terminated by action of the Board of

Directors, the authority of the Committee to make grants under the Plan shall terminate on the date that is ten years after the latest date upon which stockholders of the Company have approved the Plan, and the Plan will remain in effect until such time as no Stock remains available for delivery under the Plan or as set forth above and the Company has no further rights or obligations under the Plan with respect to outstanding Awards under the Plan.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abercrombie & Fitch Co.
Incoming letter dated February 15, 2005

There appears to be some basis for your view that A&F may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by A&F seeking approval of an incentive compensation plan. You also represent that the proposal has terms and conditions that conflict with those set forth in A&F's proposal. Accordingly, we will not recommend enforcement action to the Commission if A&F omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which A&F relies.

Sincerely,



Robyn Manos
Special Counsel